SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n.º 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS,

HELD ON OCTOBER 14, 2008.

1. DATE, TIME AND PLACE: October 14, 2008, at 11:00 a.m, at the head-office of Vivo Participações S.A. (“Company”), on Avenida Roque Petroni Junior, n.º 1464, 6º andar, Morumbi, São Paulo - SP, according to a call notice in compliance with the bylaws.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira – Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, who represented a quorum under the terms of the Bylaws.

4. AGENDA:

4.1. To resolve on the proposal of the Executive Board of the Company for a credit facility agreement to be entered into between its wholly-owned subsidiary, VIVO S.A., with Banco do Nordeste do Brasil S.A. (“BNB”), under the terms of the “Fundo Constitucional do Nordeste” (Northeast Constitutional Fund), in the amount of up to three hundred eighty-nine million reais (R$ 389,000,000.00); and

4.2. To authorize the Executive Board to perform any and all acts necessary for the credit facility agreement to be entered into with BNB.

5. RESOLUTIONS: The Directors, after having examined and discussed the matters in the agenda, have unanimously and unrestrictedly approved the following:

5.1. Authorization for the wholly-owned subsidiary, VIVO S.A., to enter into a credit facility agreement with BNB, under the terms of the “Fundo Constitucional do Nordeste” (Northeast Constitutional Fund), in the amount of up to three hundred eighty-nine million reais (R$ 389,000,000.00), which shall have the following terms and conditions:

(a) Allocation of the proceeds: the proceeds of this credit facility will be allocated to the expansion of the network already existent in the states of Bahia, Sergipe and Maranhão. As for the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, the purpose of the project is to implement a new network;

(b) Repayment term: the term for repayment of the loan shall be eight (8) years counted as from the execution of the agreement.

(c) Grace period: the grace period for repayment of the loan will be two (2) years counted from the execution of the agreement;

(d) Term for evidencing the performance of the investments: VIVO S.A. will have a term of two (2) years counted from the execution of the agreement for evidencing that it has performed the investments.

(e) Transaction costs: interests of up to ten per cent (10%) per year, with non-default bonus varying from fifteen per cent (15%) in regions classified as outside the semiarid region and of twenty-five per cent (25%) in regions classified as semiarid region;

(f) Guarantee: the transaction shall be secured by a letter of guarantee of one hundred per cent (100%) of the credit amount to be granted, at an estimated cost of one point ten per cent (1.10%) per year.

5.2. Authorization for the Executive Board to perform any and all acts necessary for the credit facility agreement to be entered into.

Since there was no other business to be transacted, the meeting was adjourned, with these minutes having been drawn-up, read, approved and signed by the Directors and by the Secretary, being following transcribed in the proper book.

Signatures: Luis Miguel Gilpérez López – Chairman of the Board of Directors and Chairman of the Meeting, Shakhaf Wine – Vice-Chairman of the Board of Directors, Luis Miguel da Fonseca Pacheco de Melo (Director represented by Shakhaf Wine), Ignácio Aller Mallo (Director represented by Luis Miguel Gilpérez López), Félix Pablo Ivorra Cano, Luiz Kaufmann, Rui Manuel de Medeiros D’Espiney Patrício, José Guimarães Monforte, Antonio Gonçalves de Oliveira - Directors; Breno Rodrigo Pacheco de Oliveira - Secretary.

I hereby certify that this is a faithful copy of the minutes of the Special Meeting of the Board of Directors, held on October 14, 2008, and drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary – OAB/RS n° 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.